

Mail Stop 3561

May 7, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parkway
Columbus, OH 43230

       RE: **Express Parent LLC**
              Amendment to Registration Statement on Form S-1
              File No. 333-164906
              Filed April 30, 2010
              Supplemental Letter
              Dated May 7, 2010

Dear Mr. Moellering:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please confirm whether your LLC equity holders have already entered into binding and enforceable agreements by which they must exchange for common shares of the registrant, citing to the contractual provisions creating this obligation, and file any related agreements that are not yet filed. Please advise us of the conditions precedent to your conversion to a Delaware corporation.

2.   Please revise your filing, including the registration statement cover page, prospectus cover page, and elsewhere, to clearly and consistently state when Express, Inc. will be formed. Also, confirm whether your prospectus supplement filed pursuant to Rule 424 will disclose that you have converted to a corporation.

3.   Please revise your signature page to state that the signatories will continue to serve in the capacities set forth next to their names immediately following the conversion.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Raj Rajan at (202) 551-3388 Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

Mr. Matthew Moellering
Chief Financial Officer
Express Parent LLC
May 7, 2010
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